FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated December 4, 2012, announcing  that it’s wholly owned subsidiary Wavestream® is shipping its AeroStream transceivers to TECOM Industries, Inc.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 4, 2012	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat’s Wavestream Delivering Airborne Transceivers
to TECOM Industries for Commercial and Military Aircraft

Ku-band Transceivers Integrated into TECOM’s On-Board Satellite Antenna Systems

Petah Tikva, Israel, December 4, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that its wholly owned subsidiary Wavestream® is shipping its AeroStream transceivers to TECOM Industries, Inc. for integration into TECOM’s KuStream 1000 and KuStream 1500 broadband antenna systems for onboard use in commercial and military aircraft. Wavestream is providing Commercial FAA Certified 25W and 40W Ku-band transceivers.

TECOM has selected Wavestream as core supplier for high performance transceivers used in TECOM’s antenna system solutions for in-flight high speed broadband connectivity on commercial airlines and its military aerospace communications applications. Wavestream brings state-of-the-art modular and scalable power generation and system reliability core to TECOM’s approach to next generation antenna and communication systems.

“Wavestream is proud to be a part of TECOM’s industry-leading satellite antenna systems that provide in-flight connectivity for commercial airline passengers, and critical communications support for strategic military aircraft,” stated Fran Auricchio, CEO of Wavestream.  “We have designed AeroStream products to meet the extreme operating environment and size and weight requirements necessary to suit today’s aircraft designs.  In a small, low-weight package, AeroStream provides the performance, efficiency and reliability needed to help provide uninterrupted communications wherever in the world they may be.”

The AeroStream product line includes compact Ku-band transceivers in 25W and 40W transmit power with full transmit and receive band support.   The product line covers both pressurized and non-pressurized airborne environments. AeroStream products are designed to meet the requirements of RTCA/DO-160G, Boeing, Airbus, and ARINC specifications for commercial aircraft, and MIL-STD requirements for military aircraft.

Based on Wavestream’s patented Spatial Power Advantage™ technology, AeroStream provides high output power with greater efficiency and reliability, all in more compact, lighter product package designs suitable for the extreme airborne environment. The AeroStream 25W and 40W Ku-band transceivers offer the necessary interfaces to work seamlessly with leading modems and Antenna Control Units, providing system integrators with a convenient turnkey solution.

- xxx -

About TECOM Industries, Inc.
TECOM Industries, Inc., is part of Smiths Group plc., Smiths Interconnect division’s Microwave Business Unit.  TECOM is a leader in innovative design and manufacturing of high performance antennas and antenna systems for commercial and military aerospace, defense and wireless communication applications.  TECOM’s antenna systems meet challenging RF requirements including applications for high speed broadband connectivity and communications, telemetry, electronic warfare, intelligence, surveillance and reconnaissance in the most demanding and severe environments.  As a key partner to customers, the TECOM team is adept at system concept collaboration, technology and product development and production of high volume antenna systems including total life cycle support and management, with excellent quality, reliability and on-time delivery.  TECOM is headquartered in Thousand Oaks, CA.  For more information about TECOM, visit our website at www.tecom-ind.com.

About Smiths Interconnect
Smiths Interconnect www.smithsinterconnect.com is a leader in technically differentiated electronic and radio frequency products that connect, protect and control critical systems for the wireless telecommunications, aerospace, defense, space, medical, rail, test and industrial markets. It is part of Smiths Group www.smiths.com, a world leader in applying advanced technologies for markets in threat and contraband detection, energy, medical devices, communications and engineered components. Smiths Group employs around 23,000 people in more than 50 countries.

About Wavestream
Wavestream designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. The company’s innovative, patented Spatial advantEdge technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Wavestream is a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). For more information, please visit the company’s web site at www.wavestream.com.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com